

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Gavin B. Brandon
Chief Financial Officer
Orion Office REIT Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

   Re: Orion Office REIT Inc.
     Form 10-K for the Fiscal Year ended December 31, 2023
     Response dated July 19, 2024
     File No. 001-40873

Dear Gavin B. Brandon:

  We have reviewed your July 19, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to a comment in our July 12, 2024 letter.

Form 10-K for the year ended December 31, 2023

Item 2. Properties, page 25

1. We acknowledge your response to prior comment 1. Please tell us, and in future filings, please disclose, whether the Class B and Class C properties are concentrated either geographically or by building type (*e.g.*, traditional office).

  Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.

       Sincerely,

       Division of Corporation Finance

Office of Real Estate & Construction